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AB 3/3

SEC
Mall Processing
Section

SECUR  SION

08026329

FEB 27 2008

Washington, DC
103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/07___ AND ENDING___12/31/07___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dearborn Capital Markets Group, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  3250 South Avenel Cove
                                  (No. and Street)

  Memphis, TN 38125
      (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Andrew Van Vulpen   901.748.3959
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Reynolds, Bone & Griesbeck PLC
                    (Name – *if individual, state last, first, middle name*)

  5100 Wheelis Drive, Suite 300   Memphis, TN   38117
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 20 2008 *E*

**THOMSON
FINANCIAL**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Andrew Van Vulpen__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Dearborn Capital Markets Group, LLC__ , as of __December 31,__ , 20__07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

Leigh Clark 02/26/08
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DEARBORN CAPITAL MARKETS GROUP, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007

TABLE OF CONTENTS

Dearborn Capital Markets Group, LLC
December 31, 2007

REYNOLDS BONE & GRIESBECK PLC

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Member
Dearborn Capital Markets Group, LLC
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Dearborn Capital Markets Group, LLC, a Tennessee limited liability company, as of December 31, 2007, and the related statements of income (loss), changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dearborn Capital Markets Group, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds, Bone & Griesbeck PLC

February 25, 2008

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

1

STATEMENT OF FINANCIAL CONDITION

Dearborn Capital Markets Group, LLC
December 31, 2007

ASSETS

Cash	$	43,166
Deposit with clearing broker		94,327
Equipment, net		2,779
Other assets		2,157
Total assets	$	142,429

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$	384
Member's equity		142,045
Total liabilities and member's equity	$	142,429

STATEMENT OF INCOME (LOSS)

Dearborn Capital Markets Group, LLC
Year Ended December 31, 2007

Revenues		
Commissions	$	189,601
NASD special payment		35,000
Interest income		4,390
		228,991
Expenses		
Employee compensation and benefits		151,244
Communications and information services		68,652
Regulatory fees		2,155
Occupancy		3,377
Other operating expenses		37,937
		263,365
Net income (loss)	$	(34,374)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Dearborn Capital Markets Group, LLC
Year Ended December 31, 2007

Balance at January 1, 2007	$	218,460
Net income (loss)		(34,374)
Capital contributions		15,000
Capital withdrawals		(57,041)
Balance at December 31, 2007	$	142,045

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Dearborn Capital Markets Group, LLC
Year Ended December 31, 2007

Subordinated liabilities at January 1, 2007	$	-
No activity during year		-
Subordinated liabilities at December 31, 2007	$	-

STATEMENT OF CASH FLOWS

Dearborn Capital Markets Group, LLC
Year Ended December 31, 2007

Cash flows from operating activities		
Net income	$	(34,374)
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation		1,389
Changes in operating assets and liabilities		
Deposit with clearing broker		35,655
Due from broker		79,339
Other assets		3,117
Accrued liabilities		384
Net cash provided by operating activities		85,510
Cash used for investing activities - purchase equipment		(4,168)
Cash flows from financing activities		
Capital contributions		15,000
Capital withdrawals		(57,041)
Net cash used for financing activities		(42,041)
Net change in cash		39,301
Cash at beginning of year		3,865
Cash at end of year	$	43,166

---

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Nature of Operations

    Dearborn Capital Markets Group, LLC (the Company), a Tennessee limited liability company formed on July 25, 2002, operates in Tennessee as a Securities and Exchange Commission (SEC) registered broker dealer and a member of the National Association of Securities Dealers, Inc. (NASD). The Company began operations as a registered broker-dealer in May 2003.

    The Company has an agreement (Clearing Agreement) with a clearing broker to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Clearing Agreement may be cancelled by either party 60 days after receipt of written notice.

    Limited Liability Company/Income Taxes

    The financial statements include only those assets, liabilities and results of operations that relate to the business of Dearborn Capital Markets Group, LLC. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities.

    As a limited liability company, the net income of the Company is not subject to federal and Tennessee income tax. The member reports the net income of the Company on the member's income tax return.

    As a limited liability company, the member's liability is limited to amounts reflected in its member account.

    Use of Estimates

    The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Securities Transactions

    In the ordinary course of business, the Company purchases and sells various types of bonds from other dealers for its customers. All of the Company's securities transactions are recorded on the trade date, as if they had settled.

NOTES TO FINANCIAL STATEMENTS

Dearborn Capital Markets Group, LLC
December 31, 2007

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Start-Up Expenses

Start-up expenses and organization costs incurred in organizing and capitalizing the Company, obtaining regulatory approvals, and preparing for commencement of operations have been expensed for financial statement purposes. The costs and expenses are being amortized over five years for income tax purposes.

Equipment

Equipment is stated at cost. Depreciation is computed using straight line over the estimated useful lives of the assets.

2. EQUIPMENT

A summary of equipment follows:

Equipment	$	4,168
Less accumulated depreciation		1,389
	$	2,779

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $135,222 which was $35,222 in excess of its required net capital of $100,000.

4. RELATED PARTY TRANSACTIONS

Compensation paid to the Company's member in 2007 totaled $13,000.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I

Dearborn Capital Markets Group, LLC
December 31, 2007

NET CAPITAL

Total member's equity	$	142,045
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		142,045
Deductions and/or charges for nonallowable assets:		
Other assets		4,936
Net capital before haircuts on securities positions		137,109
Haircuts on securities commitments		(1,887)
Net capital	$	135,222

AGGREGATE INDEBTEDNESS COMPUTATION

Liabilities from statement of financial condition - accounts payable and accrued expenses	$	384
Total aggregate indebtedness	$	384
Ratio of aggregate indebtedness to net capital		-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	100,000
Excess net capital	$	35,222
Excess net capital at 1000%	$	135,184

No material differences exist between the above computation of net capital under rule 15c3-1 and that filed with the Company's unaudited December 31, 2007 FOCUS report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
SCHEDULE II

Dearborn Capital Markets Group, LLC
December 31, 2007

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3
SCHEDULE III

Dearborn Capital Markets Group, LLC
December 31, 2007

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN
EXEMPTION FROM SEC RULE 15c3-3

The Member
Dearborn Capital Markets Group, LLC
Memphis, Tennessee

In planning and performing our audit of the financial statements of Dearborn Capital Markets Group, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
Fax 901-683-5482
Telephone 901-682-2431
www.rbgcpa.com

12

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds, Bone & Griesbeck PLC

February 25, 2008



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